Exhibit 23.3

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation in this Registration Statement of QuasarEdge Acquisition Corp. on the amendment No.1 to Form S-1(File No. 333-290249) of our report dated September 12, 2025, except for Note 9 as to which the date is December 4, 2025, which includes an explanatory paragraph relating to QuasarEdge Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of QuasarEdge Acquisition Corp. as of August 31, 2025 and for the period from August 8, 2025 (inception) through August 31, 2025 appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

Guangdong Prouden CPAs GP
Guangzhou, China
December 4, 2025